EXHIBIT 99.1

CECT Promises More Outstanding Performances for 2004

Building on the Fundamental Improvements of 2003 And
Further Cooperation With Communication Leaders

     HUIZHOU, Guangdong, China, Feb. 26 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that its subsidiary, CEC Telecom (“CECT”), has incorporated a joint venture with Taiwan’s biggest mobile producer, BenQ, aiming to capture the vast mobile phone market in China.

     Taking advantages of CECT’s two mobile licenses and BenQ’s distinctive expertise in R&D, the JV is engaged in the R&D and manufacture of mobile communications products. Founded on 13 January 2004, BenQ CECT is based in Suzhou Hi-tech Industrial District in Jiangsu Province.

     As the largest mobile producer in Taiwan, BenQ is ranked No. 13 among the global top IT100, and it is also a leading company in the R&D of high-end mobile phones. BenQ is already a well-known IT brand in China.

     “After the acquisition by Qiao Xing, CECT has not only remarkably strengthened its R&D capabilities, but also successfully co-operated with world renowned mobile producers like Mitac,” said Mr. Zhi Yang, Chairman of CECT. “Forming this JV with BenQ is a big step in the right direction for CECT in 2004.

     Mr. WU Ruilin, Chairman of XING, also welcomes this cooperation project. “ Our joining effort is expected to further improve the R & D expertise of CECT and thus strengthen its lead in the domestic high-end mobile phone R&D field,” said Mr. Wu.

     “Prior to XING’s acquisition of CECT in February 2003, the company was still in its infant stage in terms of R&D, marketing and manufacturing,” continued Mr. Wu. “In less than one year, CECT has developed three manufacturing bases from what was originally just one; CECT successfully developed China’s first generation of SmartPhone and the first female mobile; CECT’s distribution network covers nearly all provinces in China and has fulfilled its sales target despite the tragic impact of SARS.

     “In 2003, CECT paved a solid foundation for its future

development in marketing, R&D and manufacturing,” added Mr. Wu. “In 2004,CECT would achieve more outstanding performance.”

     Mr. Wu Zhi Yang also expressed his confidence as saying, “CECT’s targeted sales quantity for 2004 is 3.5 million units of mobile phones, to capture more than 5% market share in domestic mobile markets.”

     About BenQ

     BenQ is ranked among the Top 100 IT companies in the world by Business Week magazine and is the world’s second-largest manufacturer of LCD displays. Formerly Acer Communications & Multimedia, the name BenQ was adopted in December 2001 to reflect BenQ’s motto ‘Bring Enjoyment and Quality to Life.’ BenQ’s product lines are managed by four business groups: Imaging Network, Digital Media, Network Display and Networking & Communications (GSM/GPRS/CDMA/CDMA2000 mobile phones, wireless PDAs, wireless modules).

     For more information about BenQ, please visit http://www.BenQ.COM.

     About Qiao Xing Universal Telephone, Inc

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.
-0- 02/23/2004